Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

PRESS RELEASE Brussels, 4 May 2016 – 1 / 18

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports First Quarter 2016 Results

Highlights
Except where otherwise stated, the comments below are based on organic figures and refer to 1Q16 versus the same period of last year. For important notes and disclaimers please refer to page 14.

●	Revenue: Revenue grew by 3.1% in the quarter, with revenue per hl growth of 4.9%. On a constant geographic basis, revenue per hl grew by 5.2% driven by strong premium brand volumes

●

Volume: Total volumes declined by 1.7%, with our own beer volumes down by 1.4%. The decline in own beer volumes was driven by Brazil which, as expected, faced challenging macroeconomic conditions and a difficult comparable, partly offset by strong results in Mexico

●

Global Brands: Combined revenues of our three global brands, Corona, Stella Artois and Budweiser, grew by 5.9%. This result was led by Corona with growth of over 22%, driven by Mexico, Chile, China and the UK. Budweiser revenues grew by 0.6%, due to soft volumes in the US and China, partly offset by good results in Brazil and Russia. Stella Artois revenues declined by approximately 2%, due to the timing of shipments in the US

●	Cost of Sales (CoS): CoS increased by 1.8% in 1Q16 and by 3.6% on a per hl basis. On a constant geographic basis, CoS per hl increased by 4.0%

●	EBITDA grew by 2.5% to 3 462 million USD, with top-line growth being partly offset by the timing of investments behind our brands. EBITDA margin declined by 20 bps to 36.8%

●

Net finance results: Net finance cost (excluding non-recurring net finance results) was 1 219 million USD in 1Q16 compared to net finance income of 91 million USD in 1Q15. This variance was driven primarily by an unfavorable mark-to-market adjustment of 138 million USD in 1Q16 linked to the hedging of our share-based payment programs, compared to a gain of 757 million USD in 1Q15. Net interest expense also increased by 273 million USD in the quarter, driven mainly by the net cost of the pre-funding of the proposed combination with SABMiller plc (“SABMiller”)

●

Income taxes: Income tax in 1Q16 was 338 million USD with a normalized effective tax rate (ETR) of 23.2%, compared to an income tax expense of 593 million USD in 1Q15 and a normalized ETR of 18.0%. The increase in the normalized ETR in 1Q16 was driven mainly by the swing in the mark-to-market adjustment linked to the hedging of our share-based payment programs, and country mix

●

Profit: Normalized profit attributable to equity holders of AB InBev was 844 million USD in 1Q16 compared to 2 294 million USD in 1Q15, with organic EBITDA growth more than offset by higher net finance results and unfavorable currency translation

●

Earnings per share: Normalized earnings per share (EPS) decreased to 0.51 USD in 1Q16 from 1.40 USD in 1Q15. However, the underlying 1Q16 result was flat with the same period last year, excluding the mark-to-market adjustment linked to the hedging of our share based payment programs and the net cost of the pre-funding of the proposed combination with SABMiller, as well as the impact of unfavorable currency translation

●

Proposed combination with SABMiller: We are making good progress towards obtaining the necessary regulatory clearances for the proposed combination with SABMiller, and continue to expect the transaction to close in the second half of 2016

PRESS RELEASE Brussels, 4 May 2016 – 2 / 18

Figure 1. Consolidated performance (million USD)
	1Q15	1Q16	Organic growth
Total Volumes (thousand hls)	107 363	104 868	-1.7%
AB InBev own beer	95 089	93 881	-1.4%
Non-beer volumes	11 474	10 259	-5.7%
Third party products	800	728	12.3%
Revenue	10 453	9 400	3.1%
Gross profit	6 253	5 622	3.9%
Gross margin	59.8%	59.8%	49 bp
Normalized EBITDA	3 967	3 462	2.5%
Normalized EBITDA margin	38.0%	36.8%	-20 bp
Normalized EBIT	3 213	2 693	-0.6%
Normalized EBIT margin	30.7%	28.6%	-110 bp

Profit attributable to equity holders of AB InBev	2 681	132
Normalized profit attributable to equity holders of AB	2 294	844

Earnings per share (USD)	1.63	0.08
Normalized earnings per share (USD)	1.40	0.51

Figure 2. Volumes (thousand hls)
	1Q15	Scope	Organic growth	1Q16	Organic growth Total Volume	Own beer volume
North America	27 326	-119	-294	26 913	-1.1%	-1.1%
Mexico	9 105	-	1 183	10 288	13.0%	12.9%
Latin America - North	31 282	151	-2 294	29 140	-7.3%	-9.0%
Latin America - South	10 092	-575	-501	9 017	-5.3%	-2.4%
Europe	8 296	-56	149	8 390	1.8%	2.5%
Asia Pacific	19 757	124	-89	19 792	-0.5%	-0.5%
Global Export and Holding Companies	1 504	-196	21	1 330	1.6%	1.6%
AB InBev Worldwide	107 363	-670	-1 824	104 868	-1.7%	-1.4%

MANAGEMENT COMMENTS

The first quarter of 2016 saw a strong volume performance in Mexico, as well as improving volume trends in the US and Europe. However, our business in Brazil experienced one of its most challenging quarters in many years, as anticipated.

Total revenues for the company grew by 3.1% in the quarter, with strong revenue per hl growth of 4.9%, driven by our revenue management and premiumization initiatives. Total volumes declined by 1.7%, with own beer volumes down 1.4%.

Looking at our top four markets:

(i)

In the US, industry volumes grew by 0.7% in the quarter, with our own sales-to-retailers (STRs) down by 0.3%, after adjustment for one extra selling day in 1Q16. Michelob Ultra and our high end brands delivered strong growth, while Bud Light volume trends also improved during the quarter

(ii)	Mexico delivered strong volume growth of 13.0%, driven by good economic fundamentals, our own commercial initiatives, the benefit of an earlier Easter compared to 2015, and a favorable 1Q15 comparable

(iii)

Our beer volumes in Brazil declined by 10.0%, due to a tough comparable driven mainly by a very challenging macroeconomic environment in comparison to the first quarter last year. This weak start to the year was anticipated, and we are retaining our guidance for net revenues in Brazil to grow by mid to high single digits in the full year. Our beer volume trends in April are particularly encouraging, trending significantly better compared to the first quarter of this year

PRESS RELEASE Brussels, 4 May 2016 – 3 / 18

(iv)

Industry volumes in China remain under pressure, declining by approximately 4% in the quarter. However, our own volumes continue to perform ahead of the industry, declining by 1.1% in the quarter, helped by our focus on the Core Plus, Premium and Super Premium segments

Total company EBITDA grew by 2.5% in the quarter, with top-line growth being partly offset by an increase of 13.5% in sales and marketing investments. This additional investment behind our brands is consistent with our FY16 guidance of an increase of high single to low double digits, weighted towards the first half of the year.

Normalized earnings per share in 1Q16 was 0.51 USD, down from 1.40 USD in 1Q15. However, the underlying 1Q16 result was flat with the same period last year, excluding the mark-to-market adjustment linked to the hedging of our share based payment programs and the net cost of the pre-funding of the proposed combination with SABMiller, as well as the impact of unfavorable currency translation (Figure 16).

We expect the macroeconomic environment to remain challenging in a number of our markets. However, we have solid plans in place to address these challenges, and remain cautiously optimistic for the rest of the year. Consequently, we have not made any changes to our previous FY16 guidance.

Proposed combination with SABMiller

We are making good progress towards obtaining the necessary regulatory clearances for the proposed combination with SABMiller.

As a reminder:

(i)	In November last year, we announced an agreement with SABMiller’s board on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller

(ii)	At the same time, we announced an agreement with Molson Coors Brewing Company regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC in the US, as well as the global Miller brand

(iii)	In China, we have entered into an agreement to sell SABMiller’s interest in China Resources Snow Breweries to China Resources Beer (Holdings) Co. Ltd

(iv)

In Europe, we have accepted a binding offer from Asahi to acquire certain of SABMiller’s European premium brands and their related businesses. We have also committed to dispose of SABMiller’s Central and Eastern European assets

(v)	In South Africa, we have announced an agreement with the South African Government on the public interest conditions that will be recommended to the Competition Commission and Competition Tribunal

(vi)	We have launched a secondary listing of AB InBev on the Johannesburg Stock Exchange

(vii)

We have substantially completed the pre-funding of the proposed transaction following a series of bond issuances in the first quarter of 2016, and partially cancelled our commitments under the Senior Acquisition Facilities

We continue to expect the transaction to close in the second half of 2016.

PRESS RELEASE Brussels, 4 May 2016 – 4 / 18

2016 OUTLOOK

Unless otherwise stated, the 2016 outlook refers to AB InBev on a standalone basis, and excludes the impact of the proposed combination with SABMiller.

(i)	Top-line:

•	Total AB InBev: We expect revenue per hl to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix

•

In the US: We expect industry volumes to continue to improve in FY16. We expect our own sales-to-wholesalers (STWs) and sales-to-retailers (STRs) to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix

•	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives

•	In Brazil: We expect the economy to remain challenging in FY16. We expect our own net revenues to grow organically by mid to high single digits in FY16

•	In China: We expect industry volumes to remain under pressure in FY16. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands

(ii)	Cost of Sales: We expect CoS per hl to increase by mid-single digits on a constant geographic basis, driven by unfavorable foreign exchange transactional impacts, and growth in our premium brands.

(iii)

Distribution expenses: We expect distribution expenses per hl to increase organically by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

(iv)

Sales and Marketing investments: We expect sales and marketing investments to grow by high single to low double digits, weighted towards the first half of the year, as we continue to invest behind our brands and global platforms for the long term.

(v)

Net Finance Costs: We expect the average rate of interest on net debt in FY16, excluding the impact of the proposed combination with SABMiller, to be in the range of 3.5% to 4.0%. Net pension interest expense and accretion expenses are expected to be approximately 30 and 85 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price, resulting from the bond issuances in 1Q16, including the Euro bond issue at the end of March, will be accounted for in net interest expense and is expected to amount to approximately 450 million USD in a full quarter.

(vi)

Effective Tax Rate: We expect the normalized ETR in FY16 to be in the range of 22% to 24%. We expect the normalized ETR to be in the range of 23% to 25% in the period 2017-2018, and in the range of 25% to 27% thereafter. Our normalized ETR guidance continues to exclude the impact of any future gains and losses related to the hedging of our share-based payment programs. For the avoidance of doubt, our guidance on normalized ETR excludes the impact of the proposed combination with SABMiller, and the impact of the pre-funding of the purchase price for which no tax deduction is expected to be reported.

(vii)

Net Capital Expenditure: We expect net capital expenditure of approximately 4.0 billion USD in FY16. This represents a reduction of approximately 300 million USD compared to FY15, driven by favorable foreign exchange translation, which offsets increased investments in our consumer and commercial initiatives and in capacity expansion.

(viii)

Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Following the completion of the combination with SABMiller, deleveraging to around this level will be a priority.

PRESS RELEASE Brussels, 4 May 2016 – 5 / 18

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	1Q15	1Q16	Organic growth
Total volumes (thousand hls)	25 504	24 980	-1.2%
Revenue	3 256	3 202	0.0%
Normalized EBITDA	1 288	1 290	2.1%
Normalized EBITDA margin	39.6%	40.3%	82 bp

We estimate that industry STRs in the United States returned to growth in 1Q16, increasing by 0.7%, after adjusting for one extra selling day in the quarter. Our own STRs were down 0.3%, leading to an estimated decline in total market share of approximately 45 bps, a 20 bps improvement over the FY15 trend. Our sales to wholesalers (STWs) were down 1.2% in the quarter, due to planned adjustments to wholesaler inventories in the normal course of business. We continue to expect our STRs and STWs to converge on a full year basis.

Bud Light volume trends improved in the quarter, with some initial benefits from the new “Bud Light Party” campaign that was launched during Super Bowl 50 in February. The launch of the brand’s refreshed visual brand identity in April should provide further momentum. Bud Light STRs declined by just over 1% in the quarter, with an estimated total market share loss of approximately 35 bps.

Our Budweiser marketing campaign, built around the brand’s quality and heritage credentials, continues to resonate with consumers. Budweiser STRs declined by low single digits in the quarter, in line with FY15 trends, further extending the brand’s best trends in over a decade. Market share was down approximately 25 bps, based on our estimates.

Our portfolio of Above Premium brands performed very well in 1Q16, gaining approximately 50 bps of total market share in the quarter, based on our estimates. The strongest performance came from Michelob Ultra with volumes up over 20%, continuing its double digit growth in recent quarters. Our other Above Premium brands also performed well, led by Stella Artois and Goose Island. We continued to expand our craft business in 1Q16, closing the Four Peaks and Breckenridge acquisitions and announcing the acquisition of Devils Backbone Brewing Company. Our near beer portfolio also contributed to the share trend improvement in the quarter due to positive initial results from our new brands, particularly Best Damn.

We are also working more closely than ever with our wholesalers, as part of our “Winning Together” platform. This continues to be one of our major priorities, focusing on increasing our engagement and collaboration with our wholesaler partners. In 2016, we will continue to build on this success to drive our relationship to a new level.

US beer-only revenue per hl grew by 1.3% in the quarter, driven primarily by our revenue management initiatives. US EBITDA increased by 2.1% to 1 290 million USD in 1Q16, despite the timing of sales and marketing investments which are weighted towards the first half of the year. EBITDA margin increased by 82 bps to 40.3%.

PRESS RELEASE Brussels, 4 May 2016 – 6 / 18

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	1Q15	1Q16	Organic
			growth
Total volumes (thousand hls)	9 105	10 288	13.0%
Revenue	893	854	16.3%
Normalized EBITDA	417	371	10.3%
Normalized EBITDA margin	46.8%	43.4%	-237 bp

Mexico delivered strong results in the first quarter. Our own volumes increased by 13.0%, supported by a favorable consumer environment and our own commercial initiatives. Our volumes also benefitted from an earlier Easter compared to last year, and a favorable 1Q15 comparable when our volumes grew by only 2.1%. Highlights in the quarter included Corona’s 90th birthday celebrations, Victoria’s Mexican heritage campaign leading to improved preference among young adults, and the Bud Light NFL program which helped to drive double digit volume growth. We will continue to invest behind our brands and programs which are helping to create new and exciting consumption occasions.

Beer revenue per hl grew by 2.7% in 1Q16, due to favorable brand mix, driven by the growth of Bud Light, Stella Artois and the Rita’s, as well as our revenue management initiatives.

Mexico EBITDA increased by 10.3% to 371 million USD in the quarter, driven by the strong top-line result. EBITDA margin declined by 237 bps to 43.4%, given the timing of our sales and marketing investments.

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	1Q15	1Q16	Organic
			growth
Total volumes (thousand hls)	29 295	26 808	-8.5%
Beer volumes	22 079	19 867	-10.0%
Non-beer volumes	7 215	6 941	-3.8%
Revenue	2 271	1 576	-4.0%
Normalized EBITDA	1 189	810	-5.8%
Normalized EBITDA margin	52.3%	51.4%	-96 bp

Our Brazil business had its most challenging quarter in many years. Our total volumes were down 8.5% in the quarter, with beer volumes declining by 10.0%. This decline was due to a tough comparable driven mainly by a challenging macroeconomic environment in comparison to the first quarter last year. Volumes were also impacted by an earlier Carnival holiday in 2016, which symbolizes the end of the peak summer season for many consumers, and price increases to mitigate adjustments to state and federal taxes. We experienced some estimated market share loss in the quarter, due to regional competitive dynamics, but expect these share losses to be short term in nature. Our soft drinks volumes were down 3.8% due to industry weakness.

Despite these headwinds, our premium and near beer brands, which now account for more than 10% of our total beer volumes, collectively delivered double digit volume growth. This growth was led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses.

Brazil beer revenue per hl increased by 6.0% in the quarter, reflecting our revenue management initiatives, increased own distribution volumes and premium brand mix, partly offset by growth in our returnable bottle mix. Growth of returnable bottles is an important component of our affordability strategy, allowing us to achieve an attractive consumer price point, without negatively impacting profitability.

PRESS RELEASE Brussels, 4 May 2016 – 7 / 18

We continue to expect net revenues in Brazil to grow by mid to high single digits in FY16, with our commercial focus being to maintain a healthy balance between volume and revenue per hl.

Brazil EBITDA declined by 5.8% in 1Q16 to 810 million USD, with a margin decrease of 96 bps to 51.4%. This result was driven mainly by the decline in revenue, partly offset by efficiencies in cost of sales and administrative expenses.

China

Key performance indicators

Figure 6. China (million USD)
	1Q15	1Q16	Organic
			growth
Total volumes (thousand hls)	16 793	16 630	-1.1%
Revenue	997	964	0.9%
Normalized EBITDA	259	260	3.8%
Normalized EBITDA margin	26.0%	27.0%	76 bp

We estimate that China beer industry volumes declined by approximately 4% in the quarter, due to economic headwinds. Our own beer volumes faced a tough comparable, declining by 1.1% compared to a growth of 4.7% in 1Q15. Our market share increased by approximately 45 bps, based on our estimates, reaching an average of 19.0% in the quarter.

We continue to believe the Core Plus, Premium and Super Premium segments have the greatest long term growth potential in the industry. Our brands in these segments represent more than 50% of our total China volumes, and are well positioned, with strong brand health metrics.

Revenue per hl grew by 2.1% in the quarter, with the benefit of favorable brand mix being partly offset by unfavorable regional mix driven by poor weather and industry weakness, particularly in the south and east of the country.

China EBITDA grew by 3.8% and EBITDA margin improved by 76 bps to 27.0% in 1Q16.

Highlights from our other markets

Canada had another good quarter, with our beer volumes increasing by almost 1%, with a stable market share, based on our estimates. Corona and Stella Artois delivered particularly strong results.

Our own beer volumes in Europe were up 2.5% in the quarter, with net revenue up 4.6%, driven mainly by the growth of our premium brands, especially in France, Italy, the Netherlands, Russia and Ukraine. In the UK, volumes of our own products grew by low single digits, driven by strong performances from our Stella Artois and Corona activations. Own beer volumes in Belgium were down mid-single digits, due to a soft industry and some estimated market share losses. In Germany, own beer volumes also declined by mid-single digits, due to industry weakness and some share loss, although the volumes of our focus brands grew in the quarter, driven by a strong Beck’s performance. Beer volumes in Russia were flat in the quarter, driven by our premiumization initiatives.

Latin America South delivered solid financial results, despite pressure on beer volumes, mainly driven by a weak consumer environment. Corona and MixxTail saw good growth, especially in Argentina.

In South Korea, beer volumes were up low single digits in the quarter, leading to an estimated market share gain, driven by our successful “Cass Freshness” campaign and the performance of our premium brand portfolio.

PRESS RELEASE Brussels, 4 May 2016 – 8 / 18

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	1Q15	1Q16	Organic
			growth
Revenue	10 453	9 400	3.1%
Cost of sales	-4 200	-3 778	-1.8%
Gross profit	6 253	5 622	3.9%
Distribution expenses	-1 059	-939	-5.5%
Sales and marketing expenses	-1 586	-1 598	-13.5%
Administrative expenses	-645	-555	4.5%
Other operating income/(expenses)	250	163	-9.4%
Normalized profit from operations
(normalized EBIT)	3 213	2 693	-0.6%
Non-recurring items above EBIT	-9	-34
Net finance income/(cost)	91	-1 219
Non-recurring net finance income/(cost)	395	-684
Share of results of associates	1	1
Income tax expense	-593	-338
Profit	3 098	419
Profit attributable to non-controlling interest	417	287
Profit attributable to equity holders of AB InBev	2 681	132

Normalized EBITDA	3 967	3 462	2.5%
Normalized profit attributable to equity
holders of AB InBev	2 294	844

Revenue

Consolidated revenue grew by 3.1% in 1Q16, with revenue per hl growth of 4.9%. This result was driven by our revenue management and premiumization initiatives. On a constant geographic basis revenue per hl grew by 5.2%.

Cost of Sales (CoS)

Total CoS increased by 1.8%, and by 3.6% on a per hl basis. This increase was driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments, and product mix. These increases were partly offset by procurement savings and efficiencies. On a constant geographic basis, CoS per hl increased by 4.0%.

Distribution expenses

Distribution expenses grew by 5.5% and by 7.3% on a per hl basis. This increase compared to 1Q15 was driven by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South.

Sales and marketing investments

Sales and marketing investments increased by 13.5%, driven by increased support for our brands, our premiumization initiatives, and the expansion of the near beer category.

Administrative expenses

Administrative expenses decreased by 4.5% due mainly to timing of variable compensation accruals and other efficiencies.

Other operating income

Other operating income declined by 9.4% due to lower government incentives related to our reduced revenues in Brazil.

PRESS RELEASE Brussels, 4 May 2016 – 9 / 18

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	1Q15	1Q16
Restructuring	-18	-20
Acquisition costs / Business combinations	-	-18
Business and asset disposal	9	4
Impact on profit from operations	-9	-34

Normalized profit from operations excludes negative non-recurring items of 34 million USD, primarily due to restructuring and acquisition costs related to the proposed combination with SABMiller.

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	1Q15	1Q16
Net interest expense	-408	-681
Net interest on net defined benefit liabilities	-30	-29
Accretion expense	-76	-143
Other financial results	605	-366
Net finance income/(cost)	91	-1 219

Net finance costs (excluding non-recurring net finance costs) were 1 219 million USD in 1Q16 compared to an income of 91 million USD in 1Q15. This decrease was driven primarily by other financial results which includes an unfavorable mark-to-market adjustment of 138 million USD in 1Q16, linked to the hedging of our share-based payment programs, compared to a gain of 757 million USD in 1Q15. Net interest expenses increased by 273 million USD mainly as a result of the issuance of bonds in January and March 2016 in connection with the pre-funding of the SABMiller combination. Accretion expenses increased by 67 million USD due to one-off interest charges on legal claims that became payable during 1Q16.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

Figure 10. Share-based payment hedge
	1Q15	1Q16
Share price at the start of the period (Euro)	93.86	114.40
Share price at the end of the period (Euro)	113.80	109.25
Number of derivative equity instruments at the
end of the period (millions)	35.4	37.7

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)
	1Q15	1Q16
Mark-to-market (Grupo Modelo deferred share instrument)	395	-84
Mark-to-market (Portion of the FX hedging of the purchase price of
the proposed combination with SABMiller that does not qualify for		-599
hedge accounting)
Other mark-to-market (Restricted shares and euro bonds)		125
Other	-	-126
Non-recurring net finance income/(cost)	395	-684

Non-recurring net finance costs were 684 million USD in 1Q16 compared to an income of 395 million USD in 1Q15. Non-recurring net finance cost in 1Q16 includes a negative mark-to-market adjustment of 599 million USD related to the portion of the FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting under IFRS rules.

Other mark-to-market adjustments were driven by derivative instruments entered into to hedge part of the Restricted shares to be issued in relation to the proposed combination with SABMiller, as well as the hedging, into US dollars, of the 13.25 billion Euro bonds issued on 29 March 2016 as part of the pre-funding of the SABMiller purchase price.

PRESS RELEASE Brussels, 4 May 2016 – 10 / 18

The 1Q16 result also includes a mark-to-market loss of 84 million USD resulting from the derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. The deferred share instrument was hedged at an average price of approximately 68 Euro per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Other non-recurring net finance costs of 126 million USD relates to accelerated accretion expenses following the cancellation, in January 2016, of 42.5 billion USD of the 2015 committed senior acquisition facilities, as well as commitment fees for the facilities.

Figure 12. Deferred share instrument hedge
	1Q15	1Q16
Share price at the start of the period (Euro)	93.86	114.40
Share price at the end of the period (Euro)	113.80	109.25
Number of derivative equity instruments at the end of the period (millions)	23.1	23.1

Income tax expense

Figure 13. Income tax expense (million USD)
	1Q15	1Q16
Income tax expense	593	338
Effective tax rate	16.1%	44.7%
Normalized effective tax rate	18.0%	23.2%

Income tax expense in 1Q16 was 338 million USD with a normalized effective tax rate (ETR) of 23.2%, compared to an income tax expense of 593 million USD in 1Q15 and a normalized ETR of 18.0%. The increase in the normalized ETR in 1Q16 is mainly due to the swing, between 1Q15 and 1Q16, in the mark-to-market adjustment linked to the hedging of our share-based payment programs, and country mix.

The increase in the reported ETR from 16.1% in 1Q15 to 44.7% in 1Q16, is due to the unfavorable impact on profit before tax, of the negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 417 million USD in 1Q15 to 287 million USD in 1Q16, due to currency translation effects and the unfavorable operating performance of Ambev in the first quarter.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	1Q15	1Q16
Profit attributable to equity holders of AB InBev	2 681	132
Non-recurring items, after taxes, attributable to equity holders of AB InBev	8	28
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	-395	684

Normalized profit attributable to equity holders of AB InBev	2 294	844

Normalized profit attributable to equity holders of AB InBev decreased to 844 million USD in 1Q16 from 2 294 million USD in 1Q15, with organic EBITDA growth more than offset by higher net finance costs and the impact of unfavorable currency translation.

Profit attributable to equity holders of AB InBev decreased to 132 million USD in 1Q16, compared to 2 681 million USD in 1Q15.

PRESS RELEASE Brussels, 4 May 2016 – 11 / 18

Normalized and Basic EPS

Figure 15. Earnings per share (USD)
	1Q15	1Q16
Basic EPS	1.63	0.08
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	-	0.01
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	-0.23	0.42

Normalized EPS	1.40	0.51

Normalized earnings per share (EPS) decreased to 0.51 USD in 1Q16 from 1.40 USD in 1Q15. However, the underlying 1Q16 result was flat with the same period last year, excluding the impact of unfavorable currency translation, the mark-to-market adjustment linked to the hedging of our share based compensation programs and the net cost of the pre-funding of the SABMiller purchase price.

Figure 16. Reconcilation - Normalized Earnings per share in USD
	1Q15	1Q16
Normalized EBIT attributable to equity holders of AB InBev[1]	1.60	1.59
Income tax expense[1]	-0.28	-0.21
Other[1]	-0.38	-0.45
Normalized EPS before currency translation, mark-to-market and prefunding of the proposed combination with SABMiller	0.94	0.93
Year over Year currency translation		-0.15
Net cost of the pre-funding of the SABMiller purchase price		-0.19
Mark-to-market (Hedging of our share-based payment programs)	0.46	-0.08
Normalized EPS	1.40	0.51

1 at 2015 foreign exchange rate

Figure 17. Reconcilation - Basic Earnings per share in USD
	1Q15	1Q16
EBIT attributable to equity holders of AB InBev[1]	1.59	1.56
Income tax expense[1]	-0.28	-0.21
Other[1]	-0.38	-0.43
Basic EPS before currency translation, mark-to-market and prefunding of the proposed combination with SABMiller	0.93	0.92
Year over Year currency translation		-0.14
Net cost of the pre-funding of the SABMiller purchase price		-0.19
Mark-to-market (Hedging of our share-based payment programs)	0.46	-0.08
Mark-to-market (Grupo Modelo deferred share instrument)	0.24	-0.05
Mark-to-market (Portion of the FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting)		-0.37
Other mark-to-market (derivative instruments entered into to hedge part of the Restricted shares to be issued as well as the hedging, into USD, of the 13.25 billion euro bonds, issued in March)		0.08
Accelerated accretion expenses following the cancellation, in January 2016, of 42.5 billion USD of the 2015 committed senior acquisition facilities and commitment fees		-0.08
Acquisition costs / Business combinations		-0.01
Basic EPS	1.63	0.08

1 at 2015 foreign exchange rate

PRESS RELEASE Brussels, 4 May 2016 – 12 / 18

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 18. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	1Q15	1Q16
Profit attributable to equity holders of AB InBev	2 681	132
Non-controlling interests	417	287
Profit	3 098	419
Income tax expense	593	338
Share of result of associates	-1	-1
Net finance (income)/cost	-91	1 219
Non-recurring net finance (income)/cost	-395	684
Non-recurring items above EBIT (incl. non-recurring impairment)	9	34
Normalized EBIT	3 213	2 693
Depreciation, amortization and impairment	754	769
Normalized EBITDA	3 967	3 462

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

RECENT EVENTS

Further Partial Cancellation of Committed Senior Acquisition Facilities

On 4 April 2016 AB InBev announced that it had voluntarily cancelled a further 12.5 billion USD of the commitments available under the 2015 Senior Facilities Agreement relating to the proposed combination with SABMiller, following AB InBev’s debt capital market issuances in March under its EMTN program. As a result, the total committed amount available under the 2015 Senior Facilities Agreement is 20.0 billion USD, comprised of 10.0 billion USD under a five-year term facility and 10.0 billion USD under a disposals bridge facility, the latter of which is expected to be repaid in full from the proceeds of certain disposals related to the proposed acquisition of SABMiller.

Shareholders Agreement

Since 2004, a Shareholders Agreement between Stichting Anheuser-Busch InBev, EPS, EPS Participations, BRC and Rayvax Société d’Investissements has provided for equal voting and control rights of BRC and EPS over Stichting Anheuser-Busch InBev and indirectly, over the Anheuser-Busch InBev shares held by such controlling shareholders. As at 31 December 2015, Stichting Anheuser-Busch InBev and the entities acting in concert with it together held 52.77% of the voting rights of Anheuser-Busch InBev, with 41.28% being held by Stichting Anheuser-Busch InBev itself. The controlling shareholders’ structure of Anheuser-Busch InBev is described in the company’s annual report.

On 12 April 2016 AB InBev announced that its controlling shareholders had entered into an amended and restated Shareholders Agreement on 11 April 2016. The amendment and restatement provides that, upon (and subject to) the completion of the reverse merger of Anheuser-Busch InBev into the Belgian company which will be the surviving entity of the group following the acquisition of SABMiller, the term of the Shareholders Agreement will be extended by an additional ten years to 27 August 2034.

PRESS RELEASE Brussels, 4 May 2016 – 13 / 18

Public Interest Commitment in South Africa

On 14 April AB InBev announced that it had concluded an agreement with the South African Government in relation to the public interest conditions that will be recommended to the Competition Commission and Competition Tribunal in connection with the proposed acquisition of SABMiller by AB InBev.

The package of commitments addresses employment, localization of production and inputs used in the production of beer and cider, empowerment in the company, long-term commitments to South Africa and participation of small beer brewers in the local market. In a groundbreaking commitment, AB InBev has undertaken to ensure that at no point in the future will there be involuntary job losses in South Africa as a result of the transaction. In addition, the company has committed to maintain its total permanent employment levels in South Africa as at the date of closing, for a period of five years.

The company also agreed to invest ZAR 1 billion to support small-holder farmers as well as to promote enterprise development; local manufacturing, exports and jobs; the reduction of the harmful use of alcohol (including making available locally produced low and no-alcohol choices for consumers) and green and water-saving technologies. As part of the ZAR 1 billion commitment, AB InBev will finance 800 new emerging farmers and 20 new commercial farmers to produce barley, hops, maize and malt for the company, with the strategic intent to create additional jobs in the agricultural supply chain. The company committed to expand the production of barley to be malted and to turn a current net import of barley to a net export of malt (the processed form of grain used in beer brewing). The commitment will also support other enterprise development initiatives, including through coaching and business incubation and the localization of inputs into the production of beer, which range from agricultural inputs to packaging.

In addition, AB InBev undertook to work closely with government to reduce the harmful use of alcohol, including through introducing and promoting no-alcohol and lower alcohol products to the South African market to encourage consumers to make lower alcohol choices, including through brewing these products locally where possible.

The company also agreed to support broad-based empowerment and will maintain South African Breweries’ current Zenzele share-scheme which provides opportunities for black South Africans (including employees) to participate as shareholders, until the scheme expires in 2020. The company will table a proposal within two years of closure of the deal that will set out its long-term empowerment commitments beyond 2020.

As a further indication of its long-term commitment to investment in the country, AB InBev’s regional head-office for Africa will be located in Johannesburg and a secondary listing on the Johannesburg Stock Exchange has already been completed.

The agreement also includes commitments by AB InBev to support the participation of small craft-beer producers in local markets.

It is expected that the agreement between the South African Government and AB InBev will expedite the merger proceedings before the South African Competition Authorities. In terms of process going forward, the agreement will be provided to the Competition Commission for consideration as part of its assessment of the competition and public interest impact of the proposed acquisition. That assessment will culminate in a recommendation by the Commission to the Competition Tribunal.

Acceptance of Asahi’s offer to acquire part of SABMiller’s European Business

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire certain of SABMiller’s European premium brands and their related businesses (excluding certain rights in the United States).

On 19 April 2016, AB InBev announced that it had accepted this offer from Asahi, following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses.

The acquisition by Asahi of these premium brands and related businesses, comprised of the Peroni, Grolsch and Meantime brand families and related businesses in Italy, the Netherlands, the UK and internationally, is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev and the approval by the European Commission of Asahi as a purchaser of the business.

PRESS RELEASE Brussels, 4 May 2016 – 14 / 18

AB InBev updates European Union remedies package for recommended acquisition of SABMiller

On 29 April 2016 AB InBev announced that it had submitted an updated package of commitments to the European Commission in line with its approach to proactively address potential regulatory considerations.

AB InBev has offered the entirety of assets of SABMiller in Central and Eastern Europe (Hungary, Romania, Czech Republic, Slovakia and Poland) for divestment in addition to Peroni, Grolsch and Meantime and their related businesses. These assets include a number of top brands in their markets and are expected to attract considerable interest from potential buyers.

In line with AB InBev’s ambition to close the overall transaction during the second half of 2016, the company has made this additional commitment in Phase 1 of the European Commission enquiry.

The proposed divestments are subject to review and approval by the European Commission and will be conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

The divestment process in Europe will be carried out in the framework of the relevant employee information and consultation requirements and the ongoing dialogue with employee representative bodies.

NOTES

AB InBev’s 1Q16 and 1Q15 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

1Q16 EPS is based upon a weighted average of 1 641 million shares compared to 1 642 million shares for 1Q15.

PRESS RELEASE Brussels, 4 May 2016 – 15 / 18

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to Anheuser-Busch InBev’s proposed acquisition of SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of Anheuser-Busch InBev, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks and uncertainties relating to Anheuser-Busch InBev described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Anheuser-Busch InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that Anheuser-Busch InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Anheuser-Busch InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Anheuser-Busch InBev or its business or operations. Except as required by law, Anheuser-Busch InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The first quarter 2016 (1Q16) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 15 and 18 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2016, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10, 12 and 16 to 17 have been extracted from the underlying accounting records as of and for the three months ended 31 March 2016 (except for the volume information).

PRESS RELEASE Brussels, 4 May 2016 – 16 / 18

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Wednesday, 4 May 2016:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=1117085&s=1&k=26BE3F08A99F242A291C465F498785BD

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/21562772

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Lauren Abbott
Tel: +1-212-573-9283	Tel: +1-212-573-9287
E-mail: karen.couck@ab-inbev.com	E-mail: lauren.abbott@ab-inbev.com

Kathleen Van Boxelaer	Heiko Vulsieck
Tel: +32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: kathleen.vanboxelaer@ab-inbev.com	E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 4 May 2016 – 17 / 18

Annex 1
AB InBev Worldwide	1Q15	Scope	Currency	Organic	1Q16	Organic
			translation	growth		growth
Total volumes (thousand hls)	107 363	-670	-	-1 824	104 868	-1.7%
of which AB InBev own beer	95 089	81	-	-1 289	93 881	-1.4%
Revenue	10 453	-61	-1 310	317	9 400	3.1%
Cost of sales	-4 200	60	436	-75	-3 778	-1.8%
Gross profit	6 253	-	-874	243	5 622	3.9%
Distribution expenses	-1 059	2	174	-57	-939	-5.5%
Sales and marketing expenses	-1 586	8	194	-212	-1 598	-13.5%
Administrative expenses	-645	-11	71	29	-555	4.5%
Other operating income/(expenses)	250	-21	-45	-22	163	-9.4%
Normalized EBIT	3 213	-22	-480	-19	2 693	-0.6%
Normalized EBITDA	3 967	-20	-585	99	3 462	2.5%
Normalized EBITDA margin	38.0%				36.8%	-20 bp

North America	1Q15	Scope	Currency	Organic	1Q16	Organic
			translation	growth		growth
Total volumes (thousand hls)	27 326	-119	-	-294	26 913	-1.1%
Revenue	3 601	-38	-40	9	3 532	0.3%
Cost of sales	-1 475	43	10	65	-1 358	4.6%
Gross profit	2 126	4	-30	74	2 175	3.5%
Distribution expenses	-316	2	8	4	-301	1.4%
Sales and marketing expenses	-500	-1	8	-75	-568	-15.1%
Administrative expenses	-126	-10	2	11	-123	8.1%
Other operating income/(expenses)	16	-10	-	5	11	81.4%
Normalized EBIT	1 200	-14	-11	19	1 194	1.6%
Normalized EBITDA	1 381	-13	-13	28	1 384	2.1%
Normalized EBITDA margin	38.3%				39.2%	70 bp

Mexico	1Q15	Scope	Currency	Organic	1Q16	Organic
			translation	growth		growth
Total volumes (thousand hls)	9 105	-	-	1 183	10 288	13.0%
Revenue	893	-6	-176	144	854	16.3%
Cost of sales	-244	-1	50	-49	-243	-20.5%
Gross profit	649	-7	-126	95	611	14.7%
Distribution expenses	-97	-1	20	-18	-96	-18.8%
Sales and marketing expenses	-171	10	36	-51	-176	-31.9%
Administrative expenses	-103	-	16	12	-76	11.1%
Other operating income/(expenses)	52	-14	-6	-2	29	-5.9%
Normalized EBIT	330	-12	-60	35	292	10.8%
Normalized EBITDA	417	-12	-77	43	371	10.3%
Normalized EBITDA margin	46.8%				43.4%	-237 bp

Latin America - North	1Q15	Scope	Currency	Organic	1Q16	Organic
			translation	growth		growth
Total volumes (thousand hls)	31 282	151	-	-2 294	29 140	-7.3%
Revenue	2 489	13	-610	-48	1 845	-1.9%
Cost of sales	-819	-7	197	-1	-629	-0.1%
Gross profit	1 670	6	-413	-49	1 216	-2.9%
Distribution expenses	-321	-1	84	-6	-244	-1.9%
Sales and marketing expenses	-296	-	77	-12	-231	-3.9%
Administrative expenses	-129	-	29	15	-85	11.7%
Other operating income/(expenses)	168	-	-37	-32	98	-19.2%
Normalized EBIT	1 092	5	-260	-83	755	-7.6%
Normalized EBITDA	1 267	5	-313	-43	916	-3.4%
Normalized EBITDA margin	50.9%				49.6%	-77 bp

PRESS RELEASE Brussels, 4 May 2016 – 18 / 18

Annex 1
Latin America - South	1Q15	Scope	Currency	Organic	1Q16	Organic
			translation	growth		growth
Total volumes (thousand hls)	10 092	-575	-	-501	9 017	-5.3%
Revenue	918	-18	-305	154	749	17.2%
Cost of sales	-331	14	92	-18	-243	-5.7%
Gross profit	587	-4	-213	136	506	23.4%
Distribution expenses	-83	3	35	-27	-72	-33.5%
Sales and marketing expenses	-95	-	34	-28	-90	-30.0%
Administrative expenses	-32	-	10	-3	-25	-11.0%
Other operating income/(expenses)	-5	-	-1	8	2	-
Normalized EBIT	372	-1	-135	85	321	23.0%
Normalized EBITDA	417	-1	-152	101	364	24.2%
Normalized EBITDA margin	45.4%				48.6%	280 bp

Europe	1Q15	Scope	Currency	Organic	1Q16	Organic
			translation	growth		growth
Total volumes (thousand hls)	8 296	-56	-	149	8 390	1.8%
of which AB InBev own beer	7 967	-56	-	200	8 111	2.5%
Revenue	775	-5	-65	35	740	4.6%
Cost of sales	-342	-	31	-18	-329	-5.3%
Gross profit	433	-5	-34	17	411	4.0%
Distribution expenses	-86	-1	8	-9	-88	-10.5%
Sales and marketing expenses	-193	-	17	-20	-196	-10.2%
Administrative expenses	-80	-	6	6	-68	7.7%
Other operating income/(expenses)	1	2	-	-6	-2	-
Normalized EBIT	75	-4	-2	-11	57	-15.7%
Normalized EBITDA	154	-4	-9	-7	134	-4.7%
Normalized EBITDA margin	19.9%				18.1%	-175 bp

Asia Pacific	1Q15	Scope	Currency	Organic	1Q16	Organic
			translation	growth		growth
Total volumes (thousand hls)	19 757	124	-	-89	19 792	-0.5%
Revenue	1 294	11	-73	25	1 258	1.9%
Cost of sales	-650	-6	37	-53	-672	-8.1%
Gross profit	644	5	-36	-28	586	-4.3%
Distribution expenses	-107	-1	6	-	-102	0.2%
Sales and marketing expenses	-280	2	16	-5	-268	-1.6%
Administrative expenses	-77	-	4	1	-72	1.8%
Other operating income/(expenses)	11	-	-1	8	19	67.9%
Normalized EBIT	191	6	-11	-23	163	-11.6%
Normalized EBITDA	340	6	-20	11	338	3.3%
Normalized EBITDA margin	26.3%				26.9%	35 bp

Global Export and Holding	1Q15	Scope	Currency	Organic	1Q16	Organic
Companies			translation	growth		growth
Total volumes (thousand hls)	1 504	-196	-	21	1 330	1.6%
Revenue	483	-18	-41	-2	422	-0.5%
Cost of sales	-339	18	17	-1	-305	-0.3%
Gross profit	144	-	-23	-3	117	-2.4%
Distribution expenses	-50	1	14	-2	-37	-3.7%
Sales and marketing expenses	-51	-2	5	-22	-70	-42.4%
Administrative expenses	-97	-	4	-12	-106	-12.6%
Other operating income/(expenses)	8	-	-	-2	7	-22.6%
Normalized EBIT	-46	-1	-	-41	-89	-74.2%
Normalized EBITDA	-10	-1	-2	-33	-46	-